UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

(Amendment No. 1)

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2021

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K/A shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-221462 and 333-233069) of ObsEva SA (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629 and 333-249457) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

This Amendment No. 1 to Form 6-K amends the Form 6-K that ObsEva SA filed with the Securities and Exchange Commission on October 13, 2021, solely to re-file the exhibits to the Form 6-K which inadvertently contained formatting errors in the original filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated October 13, 2021.

99.2	Securities Purchase Agreement, dated as of October 12, 2021, by and among the Company and the Purchasers.

99.3	Form of Senior Secured Convertible Note (included as Exhibit A to the Securities Purchase Agreement filed as Exhibit 99.2).

99.4	Form of Common Stock Purchase Warrant (included as Exhibit B to the Securities Purchase Agreement filed as Exhibit 99.2).

99.5	Registration Rights Agreement, dated as of October 12, 2021, by and between the Company and the Purchasers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: October 13, 2021	By:	/s/ Brian O’Callaghan
Name Brian O’Callaghan
Title: Chief Executive Officer